

# News Release

**TSX, NYSE-MKT
Symbol: NCQ**

## NovaCopper Releases Year End Results and
## Continues to Focus on Adding Long Term Value

**February 8, 2016 - Vancouver, British Columbia - NovaCopper Inc.** (TSX, NYSE-MKT: NCQ) ("NovaCopper" or "the Company") announces its financial results for the year and fourth quarter ended November 30, 2015 and provides a review on its activities during 2015.  Details of the Company's financial results are contained in the audited consolidated financial statements and Management's Discussion and Analysis which will be available on the Company's website at www.novacopper.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in United States dollars unless otherwise stated.

### Review of 2015 Field Program Activities

In 2015, NovaCopper continued to advance its 100%-owned Upper Kobuk Mineral Projects ("UKMP").  Specifically, the Company made substantial progress moving the Arctic deposit towards pre-feasibility with 3,056 meters of drilling completed in the summer.  The intent of the in-fill drill program is to re-classify  the inferred resources to the measured and indicated categories for the potential of reporting reserves and resources in a future pre-feasibility study.  The Company spent $5.5 million during 2015, mainly on a successful field program comprised of fourteen diamond drill holes, twelve of which were resource estimation holes and two of which were designed to collect geotechnical and hydrology information within the proposed Arctic open-pit.  Results from the drill program were released on October 21, 2015. The Company announced that all fourteen holes encountered significant intervals of high grade mineralization.

NovaCopper also continued with its commitment to local hiring and education with an annual $20,000 scholarship payment into the NANA-NovaCopper Kuuvangmuit Scholarship Fund which focuses on education for mining related jobs.  The Company worked closely with NANA during 2015, approving fourteen scholarships totaling $22,365 for education in business administration, culinary arts, hospitality management, nursing and process technology. During the summer drilling season NovaCopper engaged 75 staff and contractors at the Bornite camp; proudly supporting jobs for local communities of our partner, NANA Regional Corporation, Inc. ("NANA"). At the project site 53% of the employees were NANA shareholders living in Northwest Alaska and 56% of the employees were NANA shareholders.

The Company was pleased to report that Alaska's Governor Bill Walker authorized the Alaska Industrial Development Export Authority ("AIDEA") on October 21, 2015 to begin an environmental impact study ("EIS") on the Ambler Mining District Industrial Access Road ("AMDIAR").  The submission of the Consolidated Right of Way application to start the formal permitting process for the AMDIAR is a significant step forward to bring limited road access and ultimately jobs into this part of Northwest Alaska.  We anticipate permitting in the United States to take 2-3 years and we look forward to providing our shareholders with periodic updates as AIDEA advances through the process.

NovaCopper shareholders demonstrated their strong support for the Company with their votes in favour of the acquisition of Sunward Resources Ltd. ("Sunward"), a Toronto Stock Exchange listed company with assets consisting of $19.4 million in cash and the 100%-owned Titiribi project in Colombia with a substantial endowment of gold and copper. The transaction was completed on June 19, 2015. Under the terms of the Plan of Arrangement, the Company issued approximately 43.1 million common shares to Sunward shareholders for a total purchase consideration of $23 million.

**Focused on Long Term Value**

With sufficient cash on hand of $16.1 million at the start of the 2016 fiscal year to fund our anticipated activities, the Company is well positioned to continue its plans to advance the Arctic deposit towards pre-feasibility. The Company plans to invest $5.5 million at the UKMP during 2016, mainly for drilling at Arctic during the field season as well as to complete in-pit geotechnical, hydrological and metallurgical studies. Funds will also be utilized for environmental and engineering studies, as well as to complete the LiDAR survey initiated in 2015 (the survey is 30% incomplete due to poor weather conditions). The Company plans to continue community engagement and its efforts on local hiring and education along with continuing to engage with the State of Alaska on the permitting of the Ambler access road.

Challenging financial markets for the mining sector have forced companies to be resilient. With solid financial management, a talented exploration and development team, strong stakeholder relationships and a dedicated shareholder base, NovaCopper is well positioned to continue its strategy to add long term value through project advancement.

**Corporate Update**

As previously announced, the Board has also approved changing the Company's corporate name to **Trilogy Metals Inc.** The new name encompasses the Company's focus on multiple metals. The name change is subject to shareholders approval at the next AGM.

**Annual Financial Results**

The following selected annual information is prepared in accordance with U.S. GAAP.

*in thousands of dollars, except for per share amounts*

| Selected financial results | Year ended November 30, 2015 $ | Year ended November 30, 2014 $ | Year ended November 30, 2013 $ |
|---|---|---|---|
| Amortization | 355 | 750 | 1,033 |
| General and administrative | 1,349 | 1,484 | 1,915 |
| Mineral properties expense | 4,476 | 2,512 | 8,894 |
| Professional fees | 1,346 | 952 | 947 |
| Salaries | 1,085 | 3,012 | 3,173 |
| Salaries – stock-based compensation | 831 | 887 | 8,225 |
| Loss and comprehensive loss for the year | 9,532 | 9,648 | 24,394 |
| Basic and diluted loss per common share | $0.12 | $0.17 | $0.47 |

For the year ended November 30, 2015, we reported a net loss of $9.5 million (or $0.12 basic and diluted loss per common share) compared to a net loss of $9.6 million for the corresponding period in 2014 (or $0.17 basic and diluted loss per common share) and a net loss of $24.4 million for the corresponding period in 2013 (or $0.47 basic and diluted loss per common share). This variance was primarily due to a decrease in salaries, general and administration expenses, and stock-based compensation offset against an increase in mineral properties expenses in 2015.

The reduction in salaries of $3.0 million in 2014 to $1.1 million in 2015 is primarily related cost reduction initiatives implemented in the third quarter 2014 that reduced the number of employees in the corporate office. The salaries in 2014 also included a one-time severance cost of $1.3 million paid to former employees offset by a recovery of $0.3 million due to a reversal of accrued bonuses from 2013 to employees no longer eligible to receive payment; salaries in 2013 included accrued bonuses of $0.8 million for officers and employees.

General and administrative expenses for the year ended November 30, 2015 were $1.3 million, a reduction of $0.2 million from the $1.5 million incurred for the year ended November 30, 2014, and a further reduction of $0.4 million from the $1.9 million incurred for the year ended November 30, 2013. Expenses in 2015 and 2014 represent a reduction in general and administrative expenses due to continued cost reduction efforts mainly as a result of the reduced corporate office size and lower travel expenditures. The Company also benefited from the favorable foreign exchange movement of the US dollar against the Canadian dollar in 2015. The comparable basic and diluted loss per common share for 2015 is lower than 2014 and 2013 mainly as a result of the decreased loss and comprehensive loss for the year, as well as additional shares issued during 2015 as a result of the Sunward acquisition completed in June 2015, and in 2014 as a result of the private placement completed in July 2014.

The other reduction in expenses is from a charge of $0.8 million in stock-based compensation in 2015 compared to $0.9 million in 2014, and $8.2 million in 2013. The expense recognized for the current year included $0.7 million in expense relating to stock options and $0.1 million in expense relating to deferred share units ("DSUs") issued to non-executive directors in lieu of cash remuneration. The expense recognized for 2014 included $0.5 million in expense relating to stock options and $0.4 million in expense relating to previously granted restricted share units ("RSUs") and DSUs. The expense recognized for 2013 of $8.2 million included $4.8 million in expense relating to previously granted stock options and $3.4 million in expense relating to RSU and DSU grants made during the 2013 fiscal year. On November 22, 2013, we cancelled 5,710,000 stock options at an exercise price of CDN$3.11, which were originally granted in 2012 upon the spin-out of the Company from NovaGold Resources Inc. Remaining expense relating to unvested options at the time of cancellation of $0.8 million was accelerated and recognized in the year.

The variance in the mineral properties expense was primarily due to the differing magnitude of the field programs at our UKMP in 2015, 2014 and 2013. In 2015, we completed fourteen diamond drill holes amounting to 3,056 meters at the Arctic Project, as well as engineering and environmental site investigations. In 2014, we completed a re-sampling and re-assaying program of approximately 13,000 meters of historical drill core from Bornite. In 2013, we completed an exploration drilling campaign at Bornite of 8,142 meters and a re-sampling and re-assaying program comprising 11,067 meters of historical drill core. Mineral property expenses consist of direct drilling, personnel, community, resource reporting and other exploration expenses, as well as indirect project support expenses such as fixed wing charters, helicopter support, fuel, and other camp operation costs.

Other important variances for the year ended November 30, 2015 compared to the same period in 2014 and 2013 are as follows: (a) $0.4 million in amortization compared to $0.8 million in 2014 and $1.0 million in 2013 due to timing of capital purchases in the prior fiscal years; and (b) $1.3 million in professional fees in 2015 compared to $0.9 million in 2014 and 2013 due to expenses incurred for legal and technical due diligence and regulatory approvals associated with the acquisition of Sunward in 2015 compared with legal costs associated with private placement financing and prospectus-related filings in Canada and the United States in 2014 and 2013, respectively.

**Fourth Quarter Results**

During the fourth quarter of 2015, we incurred a net loss of $2.1 million compared to $2.0 million for the comparable period in 2014. The increase in net loss in the fourth quarter of 2015 compared to 2014 was a result of increased mineral property expenses offset against a reduction in stock-based compensation.  We incurred $1.0 million of mineral property expenses in the fourth quarter of 2015 compared to $0.6 million in the fourth quarter of 2014. The mineral property expenses in the fourth quarter of 2015 included assaying costs from the summer drill program, engineering costs for the Arctic deposit and LiDAR survey work for the UKMP area and the cost of maintaining the Titiribi mineral project acquired in Q3 of 2015. The mineral property expenses in the fourth quarter of 2014 primarily included assaying costs from the 2014 re-logging program. We incurred $0.3 million of stock-based compensation in the fourth quarter of 2015 compared to $0.6 million in the fourth quarter of 2014. The decrease was attributed to the stock options granted in the fourth quarter 2014 having a higher fair value per option as calculated using the black-scholes option pricing model compared to 2015.

**Liquidity and Capital Resources**

At November 30, 2015, we had $16.1 million in cash and cash equivalents. We expended $8.4 million on operating activities during the 2015 fiscal year compared with $8.6 million for operating activities for the same period in 2014, and expenditures of $15.2 million for operating activities for the same period in 2013. A majority of cash spent on operating activities during all periods was expended on mineral property expenses, professional fees, salaries and general and administrative expenses. The decrease in cash spent in the year ended November 30, 2015 compared to the corresponding period in 2014 was mainly due to the reduction in staff at the corporate office offset against higher mineral properties expense and professional fees for the Sunward acquisition. The higher cash expenditure in 2013 was due to higher mineral property expenses from a larger field program in 2013.  As at November 30, 2015, the Company continues to manage its cash expenditures and management believes that the working capital available is sufficient to meet its operational requirements for the next two years. Future financings are anticipated through equity financing, debt financing, convertible debt, or other means.

During the year ended November 30, 2014, we raised $7.2 million in proceeds from the completion of a private placement in July 2014. There was no comparable amount from financing activities in 2015 or 2013.

During the year ended November 30, 2015, we generated $19.4 million from investing activities through the acquisition of Sunward. There was no comparable amount from investing activities in 2014 and 2013. In 2013, we spent $0.2 million purchasing vehicles and equipment to replace older vehicles and expand mobile capacity. In 2014 and 2015, to conserve cash, our expenditures were minimal and limited to replacements that were absolutely necessary.

**Qualified Persons**

Erin Workman, P.Geo., Director of Technical Services for NovaCopper Inc., is a Qualified Person as defined by NI 43-101. Ms. Workman has reviewed the technical information in this news release and approves the disclosure contained herein.

**About NovaCopper**

NovaCopper Inc. is a metals exploration company focused on exploring and developing the Ambler mining district located in northwestern Alaska. It is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic VMS deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high grade copper mineralization. Exploration efforts have been focused on two deposits in the Ambler district - the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within NovaCopper's land package that spans approximately 143,000 hectares. NovaCopper has an agreement with NANA Regional Corporation, Inc., a Regional Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler mining district in cooperation with local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer. The Company also owns 100% of the Titiribi Project located approximately 70 kilometers southwest of the city of Medellin, Colombia, in Antioquia department, within the historical Titiribi mining district.

More information on the Company, its properties and its management team is available on the Company's website at **www.novacopper.com**.

**NovaCopper Contacts:**

Rick Van Nieuwenhuyse            Elaine Sanders
President & Chief Executive Officer            Chief Financial Officer
rickvann@novacopper.com            elaine.sanders@novacopper.com

**604-638-8088 or 1-855-638-8088**

*# # #*

***Cautionary Note Regarding Forward-Looking Statements***

*This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating to the future operating or financial performance of NovaCopper, planned expenditures and the anticipated activity at the UKMP Projects and anticipated activity with respect to the AMDIAR, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration plans and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaCopper's expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of* government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, metal grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risks and uncertainties disclosed in NovaCopper's Annual Report on Form 10-K for the year ended November 30, 2015 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other NovaCopper reports and documents filed with applicable securities regulatory authorities from time to time. NovaCopper's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaCopper assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

## *Cautionary Note to United States Investors*

*The Arctic Preliminary Economic Assessment and the Bornite Technical Report have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and resource and reserve information contained therein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth in this press release or the Bornite Technical Report may not be comparable with information made public by companies that report in accordance with U.S. standards.*